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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Benchmark Electronics, Inc.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

08160H101

(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 7, 2006

(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 08160H101

1.	NAMES OF REPORTING PERSONS...........................MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)	OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	1,641,400
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	1,641,400
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,641,400
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	3.9%
14.	TYPE OF REPORTING PERSON	PN

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CUSIP No. 08160H101
1.	NAMES OF REPORTING PERSONS...........................MCM Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)	AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	1,641,400
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	1,641,400
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,641,400
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	3.9%
14.	TYPE OF REPORTING PERSON	OO

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ITEM 1. SECURITY AND ISSUER

                 This Amendment No. 5 to statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $.10 per share (the “Common Stock”), of Benchmark Electronics, Inc., a Texas corporation (the “Issuer”or the “Company”), the principal executive offices of which are located at 3000 Technology Drive, Angleton, Texas 77515. This Amendment No. 5 amends and restates in full each of the items set forth below. Terms not defined in this Amendment No. 5 shall have the respective meanings given to such terms in the Schedule 13D as originally deemed filed on September 20, 2004 (“Original Schedule 13D”).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                The total purchase price of the 1,641,400 shares of Common Stock (the “Shares”) purchased by MMI Investments was $48,422,311; the source of funds is a combination of MMI's working capital and margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. and Merrill Lynch & Co. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.

ITEM 4. PURPOSE OF TRANSACTION

                 MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of MMI Investments’ holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer’s management, directors and other shareholders, including as described in the following paragraph.

                 On March 30, 2005, MMI Investments submitted to the Board of Benchmark a cover letter and presentation, filed herewith as Exhibit 2, analyzing the Company's cash and liquidity position and discussing MMI Investments’ views concerning the desirability of payment of a special cash dividend.

                 On November 16, 2005, MMI Investments submitted to the Board of Benchmark a letter filed herewith as Exhibit 3, again recommending the payment of a special dividend and urging that the Board enunciate its own strategy to improve shareholder value.

                 Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D; provided that the Reporting Persons reserve the right to develop such plans or proposals.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)-(b)    Based on 41,991,379 shares of Common Stock outstanding as of November 4, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 filed with the SEC on November 9, 2005, the Shares owned by MMI Investments represent approximately 3.9% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

                Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments’ and MCM’s knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

    (c)        Since the filing of Amendement No. 4 to this Schedule 13D on November 17, 2005, there have been no transactions with respect to the Common Stock by MMI Investments, MCM, or, to either Reporting Person’s knowledge, any of the persons listed on Schedule I, except for the open market sales listed on Schedule II.

    (d)        No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

    (e)        The Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on February 7, 2006.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

        Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: February 9, 2006

MMI INVESTMENTS, L.P. By: MCM Management, LLC General Partner By: /s/ JEROME J. LANDE Jerome J. Lande Vice President MCM MANAGEMENT, LLC By: /s/ JEROME J. LANDE Jerome J. Lande Vice President

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SCHEDULE I

Name and Business Address	Position and Principal Occupation
John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019
Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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SCHEDULE II

OPEN MARKET SALES BY MMI INVESTMENTS
DURING THE PAST 60 DAYS

Trade Date	Number of Shares	Price/Share
01/04/06 01/05/06 01/06/06 01/09/06 01/10/06 02/06/06 02/07/06 02/08/06 02/09/06	100,000 100,000 125,000 50,000 20,000 5,000 1,143,000 268,200 58,000	$ 34.17 34.24 34.60 34.72 34.79 35.80 37.57 37.32 36.88

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EXHIBIT INDEX

Number	Description
1.	Joint Filing Agreement dated as of September 20, 2004, by and between MMI Investments and MCM (incorporated by reference to Exhibit 1 to the Original Schedule 13D)
2.
MMI Investments, L.P. Cover Letter and Presentation to the Board of Directors of Benchmark Electronics, Inc. - Optimizing Shareholder Value (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Original Schedule 13D)
3.	MMI Investments, L.P. Letter dated November 16, 2005 to the Board of Directors of Benchmark Electronics, Inc. (incorporated by reference to Exhibit 3 to Amendment No. 4 to the Original Schedule 13D)

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